UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2019

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our Stocks involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing Units. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

Cannabinoid Biosciences, Inc., a California corporation (the “Company,” “Cannabinoid Biosciences,” “we,” “us” and “our”), is a start-up company that intends to engage in the development of financial products and services for the legal-cannabis businesses in California (the “Services” or the “Products”). The Company has elected its fiscal year end to be December 31st.

Cannabinoid Biosciences, Inc., does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, no cannabis and products utilizing or relating to cannabis have been used or sold at offices or premises.

Cannabinoid Biosciences, Inc. (“CBDZ”) is a biopharmaceutical company, which intends to engage in the discovery, development, and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. We intend to operate through the following segments: we intend to: (1) conduct research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2) build and manage a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses; (3) start providing financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-cannabis businesses; and (4) start providing professional bookkeeping, top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to cannabis businesses and investors in California and other states that has legalized cannabis.

Although the Company would provide services to the industry, it does not grow, transport, harvest, or sell cannabis. Furthermore, it does not currently maintain an ownership interest in any marijuana dispensaries or production facilities.

At this time, Cannabinoid Biosciences does not grow, process, own, handle, transport, or sell marijuana, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws. However, as the legal environment changes in California and other states, the Company’s management may explore business opportunities that may involve ownership interests in dispensaries and growing/cultivation operations if and when such business opportunities become legally permissible under applicable state and federal laws.

On the financing side, the Company would offer capital to dispensaries, producers, property owners, and other legal cannabis industry participants. In an industry where traditional banking opportunities are limited, the Company would provide lines of credit, property financing, and commercial loans.

Cannabinoid Biosciences would also offers property management services to landowners in the legal cannabis industry. The Company’s property management capabilities include tenant screening, rent collection, property improvements, general maintenance and repair. One of the principals of the company, Mr. Frank Igwealor is a California licensed Real Estate Broker and has over 14 years of experience in the industry.

On the services side, the Company would provide compliance solutions, management, accounting, human resources, tax planning, and operational consulting.

Results of Operations

For the period ended June 30, 2019

We generated no revenues for the period ended June 30, 2019. We have generated expenses of $67,177 for the period ended June 30, 2019.

Total expenses

We have generated expenses of $67,177 for the period ended June 30, 2019. Of this, $1,459 was for telephone, $15,168 was for rent and $50,550 was other operating expenses.

Assets

As of June 30, 2019, the Company raised approximately $119,430 from its founders and private investors. The Company had $18,441.58 in cash as of June 30, 2019 which was the amount raised less associated fees of approximately $119,430. The company also spent $4,200 for office furniture during the period.

Liabilities

We currently have $7,334 due to two of our shareholders who advanced us operating capital.

Liquidity and Capital Resources

As of June 30, 2019, the Company had $18,441.58 in cash as its only asset and total liabilities of $7,334. The Company hopes to raise a total of $50,000,000 in the Offering. Although we intend on implement our business plan religiously with our proceeds, there is no guarantee that we will achieve any such goals or intentions. To date, and subsequent to the June 30, 2019 financial statements, the Company has not made any acquisition. As of the date of the Offering Circular, the Company plans to pursue its investment strategy of immediately acquiring 4 bookkeeping and loan processing businesses as soon as it raised enough capital to complete the purchase.  There can be no assurance of the Company’s ability to do so or that additional capital will be available to the Company. If so, the Company’s investment objective of acquiring the 4 bookkeeping and loan processing businesses will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Related Party Transactions

During the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019, the Company paid rent $15,168 and $24,928 respectively to a company that is owned by the Company’s majority stockholder.  Furthermore, as of June 30, 2019, the company owes $7,334 due to two of our shareholders who advanced us operating capital.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Employees

Currently, Ms. Patience Ogbozor and Mr. Frank Igwealor are the principal employees of the company and devoted a minor portion of their working hours to our Company without a salary. For more information on our personnel, please see “DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.” We plan to use consultants, attorneys, accountants, and other personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the Offering will be charged to the Company. For example, any costs associated with raising capital such as escrow, transfer, marketing, audit, legal, and technology fees will be borne by the Company. However, those costs associated with overall management of the Company and the management and acquisition of the properties shall be borne by the Manager except those capitalized expenses related to specific properties.

Item 2. Other Information

None.

Item 3. Financial Statements

Cannabinoid Biosciences, Inc.

June 30, 2019

INDEX - Financial Statements (Unaudited)

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

BALANCE SHEET

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS

Cash and cash equivalents	$ 18,442	$ 1,393

Total Current Assets	$ 18,442	$ 1,393

Fixed Assets	$ 4,200	$ -

Total assets	$ 22,642	$ 1,393

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current liabilities	$ 2,400	$ 2,400

Long-term liabilities	$ 4,934	$ 9,038

Total liabilities	7,334	11,438

Stockholders' deficit:

Common stock ($0.0001 par value)	1,971	1,670
1,000,000,000 shares authorized, no par
19,706,253 issued and outstanding on 06/30/2019, and
16,700,000 issued and outstanding on 12/31/2018 respectively.

Additional Paid-in Capital	117,459	25,230
Accumulated Deficits	(104,122)	(36,945)

Total stockholders' equity	15,308	(10,045)

Total liabilities and stockholders' equity	$ 22,642	$ 1,393

The accompanying notes are an integral part of these financial statements

	CANNABINOID BIOSCIENCES, INC.
	(A Development Stage Company)
	Statement of Operations
		(Unaudited)

		Six Months Ended June 30,		From May 6, 2014 (inception) to June 30, 2019
		2019	2018
REVENUE
	Total revenue	$ -	$ -	$ -

EXPENSES:

	Rent expense	15,168	3,300	24,928
	Telephone expense	1,459	2,059	8,198
	Other operating expenses	50,550	-	70,996

	Total operating expenses	67,177	5,359	104,122

NET LOSS FROM OPERATIONS		(67,177)	(5,359)	(104,122)

NET LOSS		$ (67,177)	$ (5,359)	$(104,122)

Basic and diluted loss per common share		$ (0.00341)	$ (0.00045)	$(0.00528)

Weighted average number of common shares outstanding
Basic and diluted		19,706,253	12,000,000	19,706,253

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)
	Six Months Ended June 30,		Cumulative from May 6, 2014 (inception) through June 30, 2019
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	(67,177)	(5,359)	(104,122)
Adjustments to reconcile net loss to net cash
provided/(used) by operating activities:
Increase (decrease) in:
Accounts Payable and other accrued liabilities			2,400

Total adjustments	-	-	2,400

Net cash used by operating activities	(67,177)	(5,359)	(101,722)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from loans payable	(4,200)		(4,200)
Net cash provided by financing activities	(4,200)	-	(4,200)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	(4,104)	5,359	4,934
Proceeds from shares issued	92,530	-	119,430

Net cash provided by financing activities	88,426	5,359	124,364

Increase in cash	17,049	-	18,442

Cash - beginning of period	1,393	200	-

Cash - end of period	18,442	200	18,442

	Six Months Ended June 30,
	2019	2018
Supplemental disclosure of cash flow information:
Cash paid for interest	163	-
Non-cash investing and financing activities:
Cash paid for Furniture and Equipment	4,200	-

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

For the period from May 6, 2014 (inception) to June 30, 2019

				Deficit
				Accumulated
			Additional	during
	Common Stock		Paid-in	Development	Stockholder’s
	Shares	Amount	Capital	Stage	Deficit

Balance at May 6, 2014 (Inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock at $0.0001 per share	12,000,000	1,200			1,200
Additional Paid-in Capital			400		400
Net Loss				(2,593)	(2,593)

Balance at December 31, 2016	12,000,000	$ 1,200	$ 400	$ (2,593)	$ (993)

Issuance of common stock at $0.0001 per share	-	-			-
Additional Paid-in Capital			0		0
Net Loss				(4,198)	(4,198)

Balance at December 31, 2017	12,000,000	$ 1,200	$ 400	$ (6,791)	$ (5,191)

Issuance of common stock at $0.0001 per share	4,700,000	470			25,300
Additional Paid-in Capital			24,830		0
Net Loss				(30,154)	(30,154)

Balance at December 31, 2018	16,700,000	$ 1,670	$ 25,230	$ (36,945)	$ (10,045)

Issuance of common stock at $0.0001 per share	3,006,253	300.63			300,63
Additional Paid-in Capital			92,529		0
Net Loss				(67,177)	(67,177)

Balance at June 30, 2019	19,706,253	$ 1,971	$ 117,759	$ (104,122)	$ 15,608

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to June 30, 2019

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Cannabinoid Biosciences, Inc. was formed on May 6, 2014 under the name “CANNABINOID BIOSCIENCES, INC” a “C” corporation formed under the laws of the State of California.

Cannabinoid Biosciences, Inc. (hereinafter the “Company”) has limited operations and is developing a business plan to focus on providing financial products and services to the legal cannabis businesses in California at first then expand to other parts of the United States once the legal environment is conducive for doing so.  The company’s business plan focuses on building an array of turnkey solutions for model dispensaries, production facilities, and product, as well as services providing back-office functions to legal-cannabis business.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”) promulgated in the United States of America.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue and Cost Recognition

The Company intends to earn revenues through the sale of its app for smartphones. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  No revenues have been earned or recognized as of June 30, 2019. Expenses are recognized as incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities outstanding during the period from May 6, 2014 (inception) to June 30, 2019.

Note 3 – Stockholders’ Equity

The Company authorized 1,000,000,000 shares of capital stock with $0.0001 par value per share.

Common Stock

During the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019, the Company issued 3,006,253 for $92,530 value and 19,706,253 for $119,430 value respectively.

Note 4 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated any revenues or profits since inception, and has sustained a net loss of $67,177 and $104,122 for the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019 respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 5 – Related Party Transactions

During the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019, the Company paid rent $15,168 and $24,928 respectively to a company that is owned by the Company’s majority stockholder.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of June 30, 2019 and December 31, 2018 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model. Because of the impacts of the valuation allowance, there was no income tax expense or benefit for the period from May 6, 2014 (inception) to June 30, 2019.

A reconciliation of the differences between the effective and statutory income tax rates for the period ended June 30, 2019 and December 31, 2018:

	Percent	June 30, 2019	December 31, 2018

Federal statutory rates	34.00%	$(35,401.60)	$(12,561.46)
State income taxes	5.00%	(5,206.12)	(1,847.27)
Permanent differences	-0.50%	520.61	184.73
Valuation allowance against net deferred tax assets	-38.50%	40,087.09	14,224.00
Effective rate	0%	$-	$-

At June 30, 2019 and December 31, 2018,  the significant components of the deferred tax assets are summarized below:

	June 30, 2019	December 31, 2018
Deferred income tax asset
Net operation loss carryforwards	40,087.09	14,224.00
Total deferred income tax asset	40,087.09	14.224.00
Less: valuation allowance	(40,087.09)	(14,224.00)
Total deferred income tax asset	$-	$-

The valuation allowance increased by $25,863.09 by June 30, 2019 compared to December 31, 2018, as a result of the Company generating additional net operating losses of $67,176.84.

The Company has recorded as of June 30, 2019 and December 31, 2018, a valuation allowance of  $40,087.09 and  $14,224.00 respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.

The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2017 and 2018.

The Company has net operating loss carry-forwards of approximately $40,087.09. Such amounts are subject to IRS code section 382 limitations and expire in 2032.

Note 7 – Commitments and Contingencies

The Company has no real property and do not presently owned any interests in real estate. From inception to December 31, 2017, the Company for $50 per month, was renting a tiny space it uses to keep its records from Goldstein Franklin Inc., its registered services of process agent, as well as controlling shareholder.  In January 2018, the Company entered into lease agreement with Poverty Solutions Inc., to lease office space at $550 per month. From November 2019, the rent was increased to $1,250 due to increase in space needed for the company operations.  The Company’s executive, administrative and operating offices are located at 3699 Wilshire Blvd., Suite 610, Los Angeles, CA 90010.

Management believed that the current facilities are adequate and that any additional suitable space will be available as maybe required.

From time to time, the Company may be involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company’s financial condition or results of operations.

Note 8 – Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 9 – Subsequent Events

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from July 1, 2019 to August 12, 2019.  The Company did not have any material recognizable subsequent events that required disclosure in these financial statements except for the following:

Extension of Offering

On August 12, 2019, the Company’s board of directors elected to extend the outside termination date for the Company’s Regulation A+ offering from August 31, 2019 to July 31 2020. At that time, the Company updated its subscription agreement for the offering to reflect the extended termination date. The updated subscription agreement would be filed as Exhibit to the Company’s Current Report on Form 1-U filed September 11, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, e issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on August 12, 2019.

By:	/s/ Patience C Ogbozor
Name: Patience C Ogbozor
Title: President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patience C Ogbozor	President, CEO & Director	12-August-19
Patience C Ogbozor

/s/ Frank I Igwealor	Chief Financial Officer, Treasurer,	12-August-19
Frank I Igwealor	Secretary & Director